                                                  Filed by Neuberger Berman Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                  and deemed filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934

                                          Subject Company: Neuberger Berman Inc.
                                                   Commission File No. 001-15361

                                                             Date: July 22, 2003

The attached documents contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the acquisition of Neuberger Berman by Lehman Brothers, including financial and operating results, synergy benefits and any accretion to reported earnings that may be realized from the acquisition; Neuberger Berman's and Lehman Brothers' plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (ii) other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" or words of similar meaning. These forward-looking statements are based upon management's current beliefs or expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies and third-party approvals, many of which are beyond our control. The following factors, among others, could cause actual results to differ materially from the those described in the forward-looking statements: (1) whether the stockholders of Neuberger Berman approve the proposed transaction; (2) the satisfaction of the other conditions specified in the merger agreement, including, without limitation, the receipt of required governmental and other third-party approvals of the proposed transaction; (3) the ability to successfully combine the businesses of Lehman Brothers and Neuberger Berman; (4) the realization of revenue and cost synergy benefits from the proposed transaction; (5) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees; (6) changes in the stock market and interest rate environment that affect revenues; and (7) competition. Neuberger Berman and Lehman Brothers do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date such forward-looking statement is made.

The attached documents shall not constitute an offer of any securities for sale. The proposed transaction will be submitted to Neuberger Berman's stockholders for their consideration. Lehman Brothers and Neuberger Berman will file a registration statement, a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders of Neuberger Berman are urged to read the registration statement and the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information. Stockholders of Neuberger Berman can obtain more information about the proposed transaction by reviewing the Form 8-K filed by Neuberger Berman in connection with the announcement of the transaction, and any other relevant documents filed with the SEC when they become available.

You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Neuberger Berman and Lehman Brothers, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can be obtained, without charge, by directing a request to Neuberger Berman, Corporate Communications, 605 Third Avenue, New York, New York 10158 ((212) 476-8125) or to Lehman Brothers, Investor Relations, 745 Seventh Avenue, New York, New York 10019 ((212) 526-3267).

Neuberger Berman, Lehman Brothers and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Neuberger Berman in connection with the proposed transaction. Information about directors and executive officers of Neuberger Berman and their ownership of Neuberger Berman common stock is set forth in the proxy statement on Schedule 14A, filed on April 16, 2003, for Neuberger Berman's 2003 annual meeting of stockholders. Information about the directors and executive officers of Lehman Brothers is set forth in the proxy statement on
Schedule 14A, filed on February 28, 2003, for Lehman Brothers' 2003 annual meeting of stockholders. Additional information regarding participants in the proxy solicitation may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

This filing relates to the proposed merger pursuant to the terms of the Agreement and Plan of Merger, dated as of July 21, 2003 (the "Merger Agreement"), among Lehman Brothers Holdings Inc., Ruby Acquisition Company and Neuberger Berman Inc. The Merger Agreement was filed by Neuberger Berman under cover of Form 8-K today and is incorporated by reference into this filing.

Included in this filing are the following:

   . Joint Press Release issued on July 22, 2003, by Neuberger Berman and Lehman
     Brothers announcing the execution of the Merger Agreement.

   . Letter from Jeffrey B. Lane, President and Chief Executive Officer of
     Neuberger Berman, to Employees, dated July 22, 2003.

   . Neuberger Berman Talking Points for Clients, Vendors and the Public.

   . Questions and Answers for Neuberger Berman Executive Committee at
     Meeting of Senior Vice Presidents and Managing Directors.

   . Presentation to Neuberger Berman Active Former Principals, dated July
     22, 2003.

                                                           [Joint Press Release]

For Immediate Release                     Lehman Brothers
                                          Media Contact:     Hannah Burns
                                                             212-526-4064

                                          Investor Contact:  Shaun Butler
                                                             212-526-8381

                                          Neuberger Berman
                                          Media Contact:     Andrea Trachtenberg
                                                             212-476-8912

                                          Investor Contact:  Robert Matza
                                                             212-476-9808

                      LEHMAN BROTHERS AND NEUBERGER BERMAN
                         ANNOUNCE STRATEGIC COMBINATION


            Creates a Leading Position in High-Net-Worth Marketplace

                Conference Call to be Held Today at 9:30 a.m. EDT


New York, New York -- July 22, 2003-- Lehman Brothers Holdings Inc. (NYSE ticker symbol: LEH) and Neuberger Berman Inc. (NYSE ticker symbol: NEU) announced today that they have entered into a definitive agreement whereby Lehman Brothers will acquire Neuberger Berman in a transaction valued, at the time of the announcement, at approximately $2.625 billion (including $42 million in in-the-money options and less $255 million in net excess cash as of June 30, 2003 and excluding 1.6 million unvested restricted shares in employee compensation plans). Under the terms of the agreement, based on yesterday's closing stock price, each Neuberger Berman shareholder would receive an implied price of $41.48 per share consisting of $9.49 in cash and 0.496 shares of Lehman Brothers common stock. The number of shares to be received by each Neuberger Berman shareholder may, however, be adjusted if the price of Lehman Brothers common stock is above $66.51 during a period shortly prior to closing, subject to a collar.

                              Transaction Benefits

    . The acquisition of Neuberger Berman's Private Asset Management business will position Lehman Brothers as one of the industry's leading providers of services to high-net-worth investors

    . The addition will bring Lehman Brothers' client assets under management to over $100 billion

    . Neuberger Berman will expand Lehman Brothers' capabilities in the areas of mutual funds, wrap accounts, institutional separate accounts, and alternative investments

    . Lehman Brothers will provide Neuberger Berman's clients with access to an expanded range of investment products and services to manage risk or seek enhanced returns, including structured capital markets products, private equity, and other alternative and asset management products

    . Neuberger Berman's comprehensive portfolio of money management products will create incremental product opportunities to be distributed through Lehman Brothers' global network of institutional and high-net-worth clients

    . The combination is expected to further enhance Lehman Brothers' revenue diversification and earnings stability, raising the percentage of revenues from its Client Services Segment from 13% to 21%, on a pro forma basis for 2002

Lehman Brothers Chairman and Chief Executive Officer Richard S. Fuld, Jr. said, "Neuberger Berman is an ideal partner for Lehman Brothers in every respect. Strategically, this acquisition meets our objectives of enhancing business diversification and growing our higher margin businesses. Financially, we expect the combination to further improve our ability to generate consistent and attractive cross-cycle results and create additional value for our shareholders. Culturally, Neuberger Berman is a wonderful fit with our One Firm culture. Its team-oriented culture, as well as the minimal overlap in our business platforms, should help ensure a smooth integration process. We look forward to welcoming everyone at Neuberger Berman as colleagues."

Jeffrey B. Lane, president and chief executive officer of Neuberger Berman, added, "In Lehman Brothers, we have found the best possible partner. Neuberger Berman's strategy has been to diversify the breadth of the products and services we offer in order to meet client needs and be responsive to the ever-changing global securities markets. This strategy has helped us achieve solid performance across the business cycle for both our clients and shareholders. By combining our industry-leading private wealth and asset management platform with Lehman Brothers' wide range of products and geographic scope, we can create an even greater array of opportunities together."

Subsequent to the closing of the transaction, Neuberger Berman will become part of Lehman Brothers' Client Services Segment's Wealth and Asset Management Division headed by

Theodore P. Janulis. Jeffrey B. Lane will become a vice chairman of Lehman Brothers, a member of the Office of the Chairman, chairman of the Wealth and Asset Management Division, and chairman of Neuberger Berman. Robert Matza will become president of Neuberger Berman and remain its chief operating officer. In addition, Mr. Matza will join Lehman Brothers' Management Committee.

Pursuant to the definitive agreement, each share of Neuberger Berman will be exchanged for $9.49 in cash and a fractional share of Lehman Brothers common stock based on the average trading price of Lehman Brothers common stock during a period of time shortly prior to closing. The exchange ratio would be fixed at
0.496 if the average stock price during that period were $66.51 or less. If the average stock price were greater than $66.51 but not more than $73.00, the exchange ratio would vary so that Neuberger Berman shareholders would receive total per share consideration of $42.50. Above $73.00, the exchange ratio mechanics vary subject to a minimum exchange ratio of 0.411 if the average stock price were above $90.41.

The transaction has been approved by the boards of directors of both companies and is subject to the approval of Neuberger Berman shareholders and other closing conditions, regulatory approvals, and termination events. As part of the overall transaction, the 32 active Neuberger Berman partners who lead most of the wealth management teams will convert their Neuberger Berman stock, including approximately $941 million in shares subject to transfer restrictions, into Lehman Brothers stock and cash on the same basis as the public shareholders. All Lehman Brothers stock received in exchange for these restricted shares will continue to be subject to similar transfer restrictions. Also, Lehman Brothers will establish a $120 million stock retention pool for key producers, subject to vesting. The transaction is expected to close during Lehman Brothers' 2003 fiscal fourth quarter. The transaction is intended to be tax-free with respect to the Lehman Brothers common stock to be received in the transaction by Neuberger Berman shareholders. Lehman Brothers was advised in the transaction by its own M&A advisory group, and Neuberger Berman was advised by Merrill Lynch.

A conference call to discuss Lehman Brothers' acquisition of Neuberger Berman will be held today, July 22 at 9:30 a.m., EDT. The call will be open to the public. Members of the public who would like to access the conference call should dial, from the United States, 888-989-4365 or, from outside the U.S., 712-271-3214. The pass code for all callers is LEHMAN. The conference call will also be accessible at http://leh.client.shareholder.com/MediaRegister5post.cfm?MediaID=8769& mediauserid=0. For those unable to listen to the live broadcast, a replay will be available through the Shareholders section on the Lehman Brothers Web site, www.lehman.com, or by dialing 888-566-0097 (domestic) or 402-998-1667 (international). The replay will be available approximately 24 hours after the event and will remain available on the Lehman Brothers Web site until 5:00 p.m., EDT on August 22, 2003, and by phone until 5:00 p.m., EDT on August 5, 2003. For additional information about the transaction, please see the Forms 8-K filed today by Lehman Brothers Holdings Inc. and Neuberger Berman Inc. with the Securities and Exchange Commission, available through the SEC's Web site at www.sec.gov. Please direct any questions regarding the conference call to Shaun Butler at 212-526-8381 or sbutler@lehman.com or Ben Pratt at 212-526-5975 or benjamin.pratt@lehman.com.

Neuberger Berman Inc., through its subsidiaries, is an investment advisory company with $63.7 billion in assets under management, as of June 30, 2003. For 64 years, the Company has provided clients with a broad range of investment products, services and strategies for individuals, families, and taxable and non-taxable institutions. The Company engages in wealth management services including private asset management, tax and financial planning, and personal and institutional trust services; mutual funds, institutional management and alternative investments; and professional securities services. Its Web site can be accessed at www.nb.com.

Lehman Brothers, an innovator in global finance, serves the financial needs of corporations, governments and municipalities, institutional clients, and high-net-worth individuals worldwide. Founded in 1850, Lehman Brothers maintains leadership positions in equity and fixed income sales, trading and research, investment banking, private equity, and private client services. The Firm is headquartered in New York, London, and Tokyo and operates in a network of offices around the world. For further information about Lehman Brothers' services, products, and recruitment opportunities, please visit its Web site at www.lehman.com.

                                      # # #



This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the acquisition of Neuberger Berman by Lehman Brothers, including financial and operating results, synergy benefits and any accretion to reported earnings that may be realized from the acquisition; Lehman Brothers' and Neuberger Berman's plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (ii) other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" or words of similar meaning. These forward-looking statements are based upon management's current beliefs or expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies and third-party approvals, many of which are beyond our control. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: (1) whether the stockholders of Neuberger Berman approve the proposed transaction; (2) the satisfaction of the other conditions specified in the merger agreement, including without limitation the receipt of required governmental and other third-party approvals of the proposed transaction; (3) the ability to successfully combine the businesses of Lehman Brothers and Neuberger Berman; (4) the realization of revenue and cost synergy benefits from the proposed transaction; (5) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees; (6) changes in the stock market and interest rate environment that affect revenues; and (7) competition. Lehman Brothers and Neuberger Berman do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date such forward-looking statement is made.

This press release shall not constitute an offer of any securities for sale. The proposed transaction will be submitted to Neuberger Berman's stockholders for their consideration. Lehman Brothers and Neuberger Berman will file a registration statement, a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders of Neuberger Berman are urged to read the registration statement and the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information. Stockholders of Lehman Brothers can obtain more information about the proposed transaction by reviewing the Form 8-K filed by Lehman Brothers in connection with the announcement of the transaction, and any other relevant documents filed with the SEC when they become available. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Lehman Brothers and Neuberger Berman, at the SEC's Web site (http://www.sec.gov). Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can be obtained, without charge, by directing a request to Lehman Brothers, Investor Relations, 745 Seventh Avenue, New York, New York 10019 (tel:
212-526-3267) or to Neuberger Berman, Corporate Communications, 605 Third Avenue, New York, New York 10158 (tel: (212) 476-8125).

Lehman Brothers, Neuberger Berman and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Neuberger Berman in connection with the proposed transaction. Information about the directors and executive officers of Lehman Brothers is set forth in the proxy statement on Schedule 14A, dated February 28, 2003, for Lehman Brothers' 2003 annual meeting of stockholders. Information about directors and executive officers of Neuberger Berman and their ownership of Neuberger Berman common stock is set forth in the proxy statement on Schedule 14A, dated April 16, 2003, for Neuberger Berman's 2003 annual meeting of stockholders. Additional information regarding participants in the proxy solicitation may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

          [Letter from Jeffrey B. Lane, President and Chief Executive Officer of
                                                 Neuberger Berman, to Employees]

Neuberger Berman Inc.                                    [Neuberger Berman Logo]
605 Third Avenue
New York, NY 10158-3698
Tel 212.476.9000



July 22, 2003


Dear Colleague:


I am very pleased to announce that the management and Board of Directors of Neuberger Berman have agreed to a business combination with Lehman Brothers, one of the world's leading financial services firms. Pending shareholder approval, within a few months we expect to become part of Lehman Brothers.

The partnership we are announcing today represents a compelling opportunity. It greatly enhances our ability to pursue our strategic growth objectives, by providing us with increased financial strength coupled with broader product and geographic reach. Lehman Brothers, with an approximate $16 billion market capitalization, is a global firm with headquarters in New York, London and Tokyo. It serves the financial needs of corporations, governments and municipalities, institutional clients, and high-net-worth individuals worldwide.

As a result of this transaction, we will be able to make available to clients a broader range of investment products to manage risk or seek enhanced returns, including private equity and global capital market opportunities. Lehman Brothers clients will benefit from our wealth management services and investment products, most of which are not currently offered by Lehman Brothers.

From an employee viewpoint, we see great opportunities ahead for Neuberger Berman employees as we seek to grow our business with increased resources. Further, we see very few integration issues, since little overlap exists between our business platforms.

There are a number of key points you should be aware of regarding this combination. First, the Neuberger Berman identity and brand will remain intact. Our reputation for investment excellence, integrity, and outstanding client service is one of our greatest assets and a strong foundation for further growth.

Equally important, our portfolio managers will continue to manage money according to their seasoned judgment and expertise. Our research department will remain autonomous. We foresee no significant changes in the way our primary business units operate or deal with clients.

In addition, I will become Chairman of Neuberger Berman, a Vice Chairman of Lehman Brothers, a member of Lehman Brothers' Office of the Chairman, and Chairman of Lehman Brothers' Wealth and Asset Management Division. Bob Matza will become President of Neuberger Berman in addition to his responsibilities as Chief Operating Officer of Neuberger Berman. He will also join the Management Committee of Lehman Brothers. Bob will report jointly to me and Theodore P. Janulis, head of Lehman Brothers Wealth and Asset Management Division. Our Executive Management Committee will remain the same.

In Lehman Brothers, we believe we have found the best possible partner, based on four criteria: 1) Our firms have a complementary strategic fit that strengthens our platform and allows us to grow our business faster and better; 2) A strong cultural bond exists between our organizations; 3) We have negotiated a fair price for our shareholders to reflect the value we have created; and 4) We anticipate relatively minimal execution risk, so that we can preserve and further enhance the value of our franchise.

I appreciate your hard work in helping to build the tremendous value that we are realizing today. I trust you will all join me in continuing to work hard with our new partners to make this transaction a resounding success.

I invite you to listen to a conference call for investors with senior management this morning at 9:30 a.m. EDT, at 888-989-4365. The pass code for all callers is LEHMAN. This briefing will also be webcast; if your computer supports webcast technology you may access the briefing at http://leh.client.shareholder.com/ MediaRegister5post.cfm?MediaID=8769&mediauserid=0.

We will be coordinating action plans with your managers for reaching out to all our clients and business partners. In coming weeks, we will continue to keep you informed about the combination and important next steps in a timely manner.

Sincerely,

/s/ Jeffrey B. Lane
-------------------

Jeffrey B. Lane

President and Chief Executive Officer

           [Neuberger Berman Talking Points for Clients, Vendors and the Public]


Neuberger Berman Talking Points for Clients, Vendors and the Public

The Neuberger Berman name will not disappear.

The Neuberger Berman identity and brand will remain intact. Our reputation for investment excellence, integrity, and outstanding client service is one of our greatest assets and we would not want to jeopardize that.

There will be minimal changes in portfolio management.

  . We have not planned any changes among portfolio managers on account of the business combination.

  . We have not planned any changes to mutual funds or portfolios on account of the business combination.

  . We have not planned any changes among client relationship people on account of the business combination.

At the corporate level, Jeffrey Lane will become Chairman of Neuberger Berman, Vice Chairman of Lehman Brothers, a member of Lehman Brothers' Office of the Chairman, and Chairman of Lehman Brothers' Wealth and Asset Management Division. Our Chief Operating Officer, Robert Matza, will add the title of President of Neuberger Berman. He will also join the Management Committee of Lehman Brothers. Our Executive Management Committee remains in place.




We do not anticipate any changes in the way we do business, or in our relationships with clients.

Portfolio managers will continue to manage money according to their seasoned judgment and expertise. Our research department will remain autonomous.


Details of the acquisition:

Lehman Brothers is buying all the outstanding shares of Neuberger Berman Inc. However, we expect that the rest of our legal entities will remain in place:
Neuberger

Berman LLC, Neuberger Berman Management Co., Neuberger Berman Trust Company, Executive Monetary Management, etc.

Timing:

The transaction is expected to close before Lehman Brothers' fiscal year end, November 30, 2003.

What this means for Neuberger Berman:

Lehman Brothers provides us with increased financial strength, broader product capabilities and geographic reach, strengthening our ability to pursue our strategic growth objectives and serve our clients better.

We will be able to provide clients with a broader range of investment products to manage risk or seek enhanced returns, including private equity, and global capital market opportunities. Lehman Brothers clients in turn will benefit from our wealth management services and investment products, most of which are not currently offered by Lehman Brothers.

Neuberger Berman will expand Lehman Brothers' capabilities in the areas of institutional separate accounts, wrap accounts, and mutual funds.

Neuberger Berman's comprehensive portfolio of money management products will create incremental product opportunities to be distributed through Lehman Brothers' vast global network of institutional and high net worth clients.

Why Lehman Brothers:

In Lehman Brothers, we believe we have found the best possible partner, based on four criteria: 1) Our firms have a complementary strategic fit that strengthens our platform and allows us to grow our business faster and better; 2) A strong cultural bond exists between our organizations; 3) We have negotiated a fair price for our shareholders to reflect the value we have created; and 4) We anticipate relatively minimal execution risk, so that we can preserve and further enhance the value of our franchise.


Effect on Neuberger Berman staffing levels:

As noted in the press release, one of the attractions of this business combination is that there is very little overlap in our business platforms.


About Lehman Brothers:

Lehman Brothers is a global financial services firm, founded in 1850, that serves corporations, institutions, governments and municipalities, institutional clients, and high-net-worth individuals worldwide. It has 40 offices in 21 countries, with headquarters in

New York, London and Tokyo. It is a New York Stock Exchange-listed firm (LEH) with an approximate $16 billion market capitalization. It has a very stable management and significant financial strength: As of year-end 2002, it had a total capital base of $48 billion. Lehman is best known for its investment banking, research and capital markets capabilities, but it has a significant fixed-income asset management business as well. With the addition of Neuberger Berman, Lehman Brothers will have approximately $100 billion in assets under management.

About Lehman Brothers' Wealth and Asset Management Division:

  . Formed in 2002 in order to enhance the focus of private client and asset management initiatives globally

  .  Over 1,300 employees as of June 30, 2003

The businesses in Wealth and Asset Management:

  . Asset Management platform which provides both individual and institutional clients investment advisory expertise through various entities, including Lincoln Capital Fixed Income Management Company, Lehman Brothers Alternative Investment Management, and additional Lehman Brothers funds (private equity, real estate, venture capital)

  . Private Client Services, with app. 450 brokers serving high-net-worth investors throughout 14 offices, globally


How Neuberger Berman fits into the Lehman Brothers organization:

  . Neuberger Berman will become part of Lehman Brothers' Wealth and Asset Management Division, within the Private Client Services segment.


                                      # # #


This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the acquisition of Neuberger Berman by Lehman Brothers, including financial and operating results, synergy benefits and any accretion to reported earnings that may be realized from the acquisition; Lehman Brothers' and Neuberger Berman's plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (ii) other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" or words of similar meaning. These forward-looking statements are based upon management's current beliefs or expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies and third-party approvals, many of which are beyond our control. The following factors, among others, could cause actual results to differ materially from the those described in the forward-looking statements: (1) whether the stockholders of Neuberger Berman approve the proposed transaction; (2) the satisfaction of the other conditions specified in the merger agreement, including without limitation the receipt of required governmental and other third-party approvals of the proposed transaction; (3) the ability to successfully combine the businesses of Lehman Brothers and Neuberger Berman; (4) the realization of synergy benefits from the proposed transaction; (5) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees; (6) changes in the stock market and interest rate environment that affect revenues; and (7) competition. Lehman Brothers and Neuberger Berman do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date such forward-looking statement is made.

This document shall not constitute an offer of any securities for sale. The proposed transaction will be submitted to Neuberger Berman's stockholders for their consideration. Lehman Brothers and Neuberger Berman will file a registration statement, a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders of Neuberger Berman are urged to read the registration statement and the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information. Stockholders of Lehman Brothers can obtain more information about the proposed transaction by reviewing the Form 8-K filed by Lehman Brothers in connection with the announcement of the transaction, and any other relevant documents filed with the SEC when they become available. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Lehman Brothers and Neuberger Berman, at the SEC's Web site (http://www.sec.gov). Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can be obtained, without charge, by directing a request to Lehman Brothers, Investor Relations, 745 Seventh Avenue, New York, New York 10019 (212-526-3267) or to Neuberger Berman, Corporate Communications, 605 Third Avenue, New York, New York 10158 (212-476-8125).

Lehman Brothers, Neuberger Berman and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Neuberger Berman in connection with the proposed transaction. Information about the directors and executive officers of Lehman Brothers is set forth in the proxy statement on Schedule 14A, dated February 28, 2003, for Lehman Brothers' 2003 annual meeting of stockholders. Information about directors and executive officers of Neuberger Berman and their ownership of Neuberger Berman common stock is set forth in the proxy statement on Schedule 14A, dated April 16, 2003, for Neuberger Berman's 2003 annual meeting of stockholders. Additional information regarding participants in the proxy solicitation may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

                   [Questions and Answers for Executive Committee at Meeting of
                                  Senior Vice Presidents and Managing Directors]

Questions and Answers for EC at Sr VP / MD Meeting

Why are we doing this?

         Neuberger Berman's strategy has been to diversify the breadth of the products and services we offer in order to meet client needs and be responsive to the ever-changing global securities markets. This strategy has helped us achieve solid performance across the business cycle for both our clients and shareholders. By combining our industry-leading private wealth and asset management platform with Lehman Brothers' financial strength, its wide range of products and geographic scope, we can continue to pursue our strategy in a far more expeditious fashion. The combination also provides us with increased flexibility to engage in small strategic acquisitions and lift-outs.

         In Lehman Brothers, we believe we have found the best possible partner, based on four criteria: 1) Our firms have a complementary strategic fit that strengthens our platform and allows us to grow our business faster and better;
2) A strong cultural bond exists between our organizations; 3) We have negotiated a fair price for our shareholders to reflect the value we have created; and 4) We anticipate relatively minimal execution risk, so that we can preserve and further enhance the value of our franchise.

What are the anticipated benefits of the new business combination to clients and employees?

         Lehman Brothers provides us with greater financial strength and geographic scope to continue to grow our business and serve our clients better. We will be able to provide clients with a broader range of investment products to manage risk or seek enhanced returns, including structured securities, private equity, and global capital market opportunities. Lehman Brothers clients will benefit from our wealth management services and investment products, most of which are not currently offered by Lehman Brothers.

         From a Neuberger Berman employee viewpoint, we see great opportunities ahead for Neuberger Berman employees as we seek to grow our business with increased resources. Further, we see few integration issues, since relatively little overlap exists between our business platforms.

What does the agreement mean to my job?

         Most of you have direct contact with clients and in these areas we expect minimal overlap with Lehman Brothers personnel. We do expect to find certain areas of overlap in some of the support and control (back office) areas. But on the whole, we see great opportunities ahead for most Neuberger Berman employees as we seek to grow our business with increased resources

What is the anticipated completion date of the agreement?

         We expect the transaction to be completed by Lehman Brother's fiscal year end, November 30, 2003.

Will Neuberger Berman keep its brand name?

         Yes. We will continue to use our name on all correspondence. We will be part of Lehman Brothers' Wealth and Asset Management Division, within the Private Client Services segment.

Do clients need to sign new Investment Advisory Agreements?

         All of our PAM discretionary accounts will need to sign positive consent forms because of the new ownership structure. We will be launching a campaign to gather these signatures immediately.

Will employees of Neuberger Berman in NYC be moving into Lehman offices?

         We will stay at 605 Third Avenue.

Will satellite offices of Neuberger Berman be consolidated with Lehman offices where appropriate?

         No changes are planned at this time, but of course we will be looking for efficiencies.

Will restricted stock grants to Neuberger employees automatically be vested?

         They will continue with the same vesting schedule. Upon the completion of the agreement, the stock will convert to Lehman Brothers stock and cash according to the terms of the agreement. This Lehman stock and the cash will carry the same restrictions.

How will shares accumulated or gifted under the WAP, ESPP and LTP be affected?

         They will convert to Lehman stock and cash (earning interest) in the same way as all other stock, and vesting schedules will remain in place.

For non-investment functions of the firm, should projects continue that are in progress?

         It is business as usual unless told otherwise.

Will budgets be affected for the year 2003? How will the budget planning process of 2004 be affected?

         Budgets remain in place for 2003. For 2004, we anticipate the budget planning process will be coordinated with Lehman Brothers.

How and when will clients be communicated of the potential change?

         Letters are available for clients, and talking points have been prepared for sales and client-facing employees.

Will there be any change to our benefit plans and company policies?

         This has not been resolved yet, but will be part of the transition process.

What will happen to the current Executive Management Committee?

         It remains in place, with the only change of Bob Matza becoming President of Neuberger Berman, in addition to his responsibilities as Chief Operating Officer. Jeff Lane will become Chairman of Lehman Brothers' Wealth and Asset Management Division, a Vice Chairman of Lehman Brothers and member of Lehman's Office of the Chairman, and will become Chairman of Neuberger Berman.

What will happen to the Board of Directors of NEU?

         When the transaction is completed, NEU will be delisted and the board of directors will resign.

What will happen to the Board of Directors of the mutual funds?

         No change to the mutual fund boards is anticipated.

                     [Presentation to Neuberger Berman Active Former Principals]



                                 Presentation to

                                Neuberger Berman

                            Active Former Principals

                                                                   July 22, 2003

Summary of the Transaction

Agreement Date:   July 21, 2003

Consideration:    Based on $64.50 LEH price as of July 21, 2003 market close

                  . $41.48 per NEU share subject to adjustment within pricing collar:

                    . $9.49 in cash and,

                    . Fractional share of LEH as determined by "Exchange Ratio"

                       . Base collar range for LEH: $66.51 to $73.00

                  . Consideration Mix: 77% stock / 23% cash

Tax Structure:    . Tax-free reorganization with respect to LEH shares received by NEU shareholders

                  . Any subsequent sales at current 15% long term capital gains rate

Expected Close:    Early Fourth Quarter 2003

Exchange Ratio

Determined by reference to the average price per share of Lehman common stock for the 10 consecutive trading days ending 2 days prior to transaction closing

            Assuming 70.0 NEU shares outstanding as of June 30, 2003 including
                 1.6 unvested, restricted stock awards

   LEH                           Stock Consideration                   LEH
Reference       Cash                         Exchange  Transaction    Shares
  Price     Consideration      Per Share       Ratio     Value        Issued

 $61.51        $9.49             $30.51        0.496    $40.00        34.733
 $64.50        $9.49             $31.99        0.496    $41.48        34.730
 $66.51        $9.49             $33.01        0.496    $42.50        34.754
 $73.00        $9.49             $33.01        0.452    $42.50        31.665
 $82.19        $9.49             $37.15        0.452    $46.64        31.651
 $90.41        $9.49             $37.15        0.411    $46.64        28.774

NEU Options


At the effective time of the merger:

..    All outstanding employee and director stock options fully vest
..    All NEU options convert into LEH options
          . The deemed exchange ratio will assume that 100% of merger consideration was paid in stock
..    Option exercise prices will be adjusted to preserve the economics of the original option spread
..    Example:

        Current Option
        --------------
          .    NEU option:             Exercisable for 1,000 shares of
                                       Neuberger common stock
          .    NEU exercise price:     $30.00 per share
          .    Consideration:          Exchange Ratio = 0.496
                                       Per share cash consideration = $9.49
          .    LEH reference price:    $64.50

        Converted Option
        ----------------
          .    LEH option:             643 shares of Lehman common stock
          .    LEH exercise price:     $46.656 per share

NEU Options: Sample Calculation



1)   1,000 NEU options at $30.00 strike price = $30,000 value

2)   Exchange Ratio = 0.496 * 1,000 options = 496 new options

3)   Per share cash consideration = $9.49 * 1,000 options = $9,490

4)   $9,490 / $64.50 price per Lehman share = 147 shares

5)   Total number of new options = 496+147 = 643 options

6)   $30,000 value / 643 new options = $46.656 new strike price

NEU Restricted Stock


At the effective time of the merger:

..    All shares of restricted stock granted under all Neuberger benefit plans treated in the same manner as all other shares of Neuberger stock.

..    However,

     New Lehman stock and cash consideration subject to same terms and conditions as current Neuberger restricted stock:

          .    Stock vesting schedule remains intact

          . Cash consideration on unvested stock will be held by Lehman and distributed upon vesting of restricted stock

                    . Interest paid on cash held by Lehman at 1 year T-bill rate

Closing Condition: PAM Revenue Run Rate


Lehman's obligation to close is subject, among others, to the following closing condition:

--------------------------------------------------------------------------------
As of transaction close, the revenue run rate related to PAM AUM must be at least 80% of the PAM revenue run rate projection based on May 31, 2003 PAM AUM
--------------------------------------------------------------------------------

The aggregate merger consideration is also subject to a pricing adjustment if the closing PAM revenue run rate is less than 85% of the PAM revenue run rate as of May 31, 2003:

..    1.25% purchase price reduction for each 1.00% reduction in PAM revenue run rate below 85%
..    6.25% maximum purchase price reduction if closing PAM revenue run rate is
     80% of May 31, 2003 benchmark

For purposes of calculating the closing PAM revenue run rate, PAM AUM:

..    must relate only to client accounts where an affirmative written consent to the assignment of the advisory agreement has been received and,
..    will not reflect changes in valuation from the May 31, 2003 AUM benchmark attributable to market appreciation or depreciation

Disclosure

This information may be deemed to be solicitation material in respect of the proposed merger of Neuberger Berman Inc. and Lehman Brothers Inc. In connection with the proposed merger, a registration statement on Form S-4 will be filed with the Securities and Exchange Commission. Shareholders of Neuberger Berman are urged to read the registration statement, including the final proxy statement-prospectus that will be part of the registration statement, because it will contain important information about the proposed merger. The final proxy statement-prospectus will be mailed to Neuberger Berman shareholders. After the registration statement is filed with the Securities and Exchange Commission, it and any amendments thereto will be available for free both on the Securities and Exchange Commission's web site (www.sec.gov) and from Neuberger Berman's and Lehman Brothers's respective corporate secretaries. Neuberger Berman and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Neuberger Berman and their ownership of Neuberger Berman common stock is set forth in the proxy statement on Schedule 14A, dated April 16, 2003, for Neuberger Berman's 2003 annual meeting of stockholders. Additional information regarding participants in the proxy solicitation may be obtained by reading the final proxy statement-prospectus regarding the proposed transaction when it becomes available.

SVP / MD Meeting: Transaction Overview




                                   Questions

Stockholders Agreement Amendment

The conditions for closing the transaction include an amendment to the Stockholders Agreement

The procedure to amend requires:

..    "Principals" holding a majority of shares of Neuberger common stock currently subject to Stockholders Agreement must execute the amendment

..    Once the majority has consented to the amendment, everyone who is a party to the Stockholders Agreement will be bound to the amendment, even if they did not consent

The amendment will become effective upon transaction closing.

            See chart on following pages for proposed amendment terms

Stockholders Agreement Amendment Terms


                        Current Agreement Terms                       Proposed Amendment Terms

Sale and                .    Ability to transfer shares               .    No Change
Transfer Restrictions        restricted but Board or Exec
                             Committee may waive restrictions

                        .    As of 2002, each January 1, 10%          .    Amended; 10% of Founders shares owned at
                             of initial Founders shares freed              closing multiplied by deemed exchange ratio
                             for sale or transfer                          assuming all consideration paid in stock
                                                                           instead of cash and stock
                        .    All active Principals must hold
                             at least 30% of initial shares           .    Condition eliminated

                        .    All former Principals must hold          .    Condition eliminated
                             at least 30% of initial shares
                             until 3rd anniversary of
                             employment termination date

Stockholders Agreement Amendment Terms


                        Current Agreement Terms                                                 Proposed Amendment Terms

Sale and
Transfer Restrictions   .    If termination prior to 2003, transfer                             .   Condition eliminated
after Employment             restricted until 2007 when 20% of shares
Termination                  owned as of term date freed each year

                        .    If termination 2003 or later, remaining shares                     .   Condition eliminated
                             restricted until 3rd anniversary of term date

Non-Compete/            .    Competition or "harmful activities" prohibited for three           .   Expanded to include Lehman
Non-Solicit                  years following employment termination date                            and its subsidiaries as
                                                                                                    well as Neuberger and its
                        .    If breached before 3rd anniversary of termination date, the            subsidiaries
                             Company may acquire remaining restricted shares for $1.33
                             per share                                                          .   Additional covenant not to
                                                                                                    engage in "harmful activity"
                                                                                                    prior to 3rd anniversary of
                                                                                                    Lehman employ termination date

                                                                                                .   Repurchase right re-affirmed
                                                                                                    with additional provision for
                                                                                                    injunctive relief and monetary
                                                                                                    damages

Amended 10% Transfer: Sample Calculation

Assumptions:

|X|  Initial Founders Shares:    1,538
|X|  Restricted Founders Shares owned immediately prior to Merger: 1,000
     (65% of initial shares)
|X|  Lehman reference price:    $64.50
|X|  Exchange Ratio:    0.496
|X|  Per share cash consideration:   $9.49
|X|  Deemed exchange ratio assuming entire consideration paid in stock:   0.643

Merger Consideration

Cash:    1,000 remaining restricted Founders shares * $9.49 = $9,490
Stock:   496 Lehman restricted shares

Annual Restriction "Lift"

64.3 shares:      10% of 643 (1,000 shares * 0.643 deemed exchange ratio)

                  13% of 496 Lehman shares received at Merger exchange

Disclosure

This information may be deemed to be solicitation material in respect of the proposed merger of Neuberger Berman Inc. and Lehman Brothers Inc. In connection with the proposed merger, a registration statement on Form S-4 will be filed with the Securities and Exchange Commission. Shareholders of Neuberger Berman are urged to read the registration statement, including the final proxy statement-prospectus that will be part of the registration statement, because it will contain important information about the proposed merger. The final proxy statement-prospectus will be mailed to Neuberger Berman shareholders. After the registration statement is filed with the Securities and Exchange Commission, it and any amendments thereto will be available for free both on the Securities and Exchange Commission's web site (www.sec.gov) and from Neuberger Berman's and Lehman Brothers's respective corporate secretaries. Neuberger Berman and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Neuberger Berman and their ownership of Neuberger Berman common stock is set forth in the proxy statement on Schedule 14A, dated April 16, 2003, for Neuberger Berman's 2003 annual meeting of stockholders. Additional information regarding participants in the proxy solicitation may be obtained by reading the final proxy statement-prospectus regarding the proposed transaction when it becomes available.

Active Principals Meeting: Transaction Overview




                                   Questions